                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response ..... 11
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          AMCO Transport Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   049409 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Shu K Chui, 18881 Von Karman Ave, Suite 1400, Irvine, CA 92612
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  049409 10 5


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Shu Keung Chui
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Hong Kong
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         6,900,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,900,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           6,900,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 72.2%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Schedule relates to shares of Common Stock, par value $.00001 per share ("Common Stock") of AMCO Transport Holdings, Inc.(the "Issuer"). The Issuer's principal executive office is located at 2 Mott Street, 7th Floor, New York, NY 10013.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule is filed by Shu Keung Chui ("Chui"), an individual who is a citizen of Hong Kong and whose principal business address in the United States of America is 18881 Von Karman Ave., Suite 1400, Irvine, CA 92612.

Chui currently serves as the Chairman of the Board of Shanghai Shixin Information Technology Co., Ltd., of b-26F Far-East International Plaza, 299 XianXia Rd., Shanghai, China whose principal business is software development, information technology services and internet service provider.

Chui has not during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Chui paid an aggregate of $202,565.97 for the 6,900,000 shares of Common Stock of the Issuer, yielding a price of $.029 per share. The source of these funds was Chui's personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Chui acquired the 6,900,000 shares of Common Stock of the Issuer (the "Shares") in order to obtain control over the Issuer. These Shares represent approximately 72.2% of the Issuer's issued and outstanding Common Stock, being the only class of issued equity securities of the Issuer.

Chui acquired the Shares (the "Acquisition") in a private transaction from Bestway Coach Express, Inc., ("Bestway") pursuant to a stock purchase agreement dated November 19, 2004 ("Purchase Agreement"). The terms of the Purchase Agreement were consummated on November 19, 2004 ("Effective Date"). A copy of the Purchase Agreement was filed with the Securities and Exchange Commission as
Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on November 23, 2004.

As part of the Acquisition, the previous officers of the Issuer resigned with immediate effect on the Effective Date. The incumbent board of directors appointed Chui as President and Chief Financial Officer of the Issuer. The board also appointed Mr. Cheng Chen ("Chen") as the Chief Executive Officer and Secretary of the Issuer.

Also pursuant to the terms of the Purchase Agreement, the incumbent board of directors resigned as directors of the Issuer effective form a date which is 10 days following the filing by the Issuer of a Schedule 14f-1 information statement and appointed Chui and Chen as directors to fill the vacancies created by their resignation. The appointment of Chui and Chen as directors of the Company shall become effective on the effective date of resignation of the incumbent board.

Chui is currently exploring potential targets for a business combination with the Issuer through a purchase of assets, share purchase or exchange, merger or similar type of transaction and does not have any specific plans or proposals at this time which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Chui beneficially owns 6,900,000 shares of the Issuer's Common Stock, representing a 72.2% interest in the shares of Common Stock currently outstanding.

      (b) The responses of the Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

      (c) Other that the Acquisition transaction described in Item 4 above, Chui had no transactions in shares of Common Stock of the Issuer.

      (d) Not applicable.

      (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT                      EXHIBIT DESCRIPTION
-------  -----------------------------------------------------------------------

(1) Stock Purchase Agreement dated November 19, 2004, among Shu Keung Chui, AMCO Transport Holdings, Inc., and Bestway Coach Express, Inc., is incorporated by reference in its entirety from exhibit 10.1 to AMCO Transport Holdings, Inc.'s Current Report on Form 8-K (Commission File No. 000-32433) filed with the Securities and Exchange Commission on November 23, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2004
-----------------
Date

/s/ Shu Keung Chui
-----------------------------
Signature
Shu Keung Chui

-----------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)